UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D   Under the Securities Exchange Act of 1934 (Amendment No.)
(Name of Issuer) 		 American Community Properties Trust
(Title of Class of Securities)	  CL A
I (CUSIP Number)		  02520N106
..,
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Paul J. Isaac
			75 Prospect Avenue
			Larchmont, New York  10538
			(914) 834-3925
(Date of Event which Requires Filing of this Statement)
			 June 2003
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box. D
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (" Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB
control number.                       SEC 1746 (03-00)


CUSIP No.
1.	      Names of Reporting Persons.   I.R.S. Identification Nos. of above
persons (entities only)
Paul J. Isaac 		 	(principle reporting person)


2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a)
(b)  X
3.	       SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2 (e).

No

6.	 Citizenship or Place of Organization

	New York and Delaware
7.	Sole Voting Power	73,450  (Paul J. Isaac)
8.	 Shared Voting Power

34,100    (Abigail E. Isaac)
10,800	(Benjamin J. Isaac)
12,600 	(Johanna H. Isaac)
12,700 	(Samuel F. Isaac)
  2,000    (Karen C. Isaac)
212,300	(Isaac Brothers, L.L.C.)
12,250	(Isaac Grandchildren's Trust)
  5,000    (Marjorie S. Isaac u/w/o Irving H. Isaac Marital Trust
9.	Sole Dispositive power
73,450      (Paul J. Isaac)
29,700       (Arbiter Partners, L.P.)
10.	Shared Dispositive Power

34,100    (Abigail E. Isaac)
10,800	(Benjamin J. Isaac)
12,600 	(Johanna H. Isaac)
12,700 	(Samuel F. Isaac)
  2,000    (Karen C. Isaac)
212,300	(Isaac Brothers, L.L.C.)
12,250	(Isaac Grandchildren's Trust)
  5,000    (Marjorie S. Isaac u/w/o Irving H. Isaac Marital
Trust)
29,700    (Arbiter Partners, L.P.)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

73,450      Paul J. Isaac

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(see instructions)

NA
13.	Percent of Class Represented by Amount in Row (11)

1.41% 		Paul J. Isaac
  .66%	 	Abigail E. Isaac
  .21%		Benjamin J. Isaac
  .24%		Johanna H. Isaac
  	  .24%		Samuel F. Isaac
	  .04%		Karen C. Isaac
4.09%		Isaac Brothers, L.L.C.
  .24%		Isaac Grandchildren's Trust
		  .10%		Marjorie S. Isaac u/w/o Irving H. Isaac Marital
Trust
		  .57%		Arbiter Partners, L.P.
14.	Type of Report Person (see instructions)

IN =   Paul J. Isaac
IN =  Abigail E. Isaac
IN=   Benjamin J. Isaac
IN =  Johanna H. Isaac
  	IN =  Samuel F. Isaac
	IN =  Karen C. Isaac
PN =  Isaac Brothers, L.L.C.
OO = Isaac Grandchildren's Trust
OO = Marjorie S. Isaac u/w/o Irving H. Isaac Marital Trust
PN  = Arbiter Partners, L.P.
Item 1. Security and Issuer


American Community Properties Trust - CL A
	222 Smallwood Village Center
	St. Charles, MD 20602
	(301) 843-8600
Item 2. Identity and Background

 (a) Name	Isaac Brothers,  L.LC.
		Isaac Grandchildren's Trust
		Majorie S. Isaac u/w/o Irving H. Isaac Marital Trust
		Arbiter Partners, L.P.
(b) Residence or business address

Isaac Brothers, L.L.C.
	75 Prospect Avenue
	Larchmont, New York 10538

		Paul J. Isaac - manager
		Daniel H Isaac - member
		Frederick J. Isaac - member


	Isaac Grandchildren's Trust
	75 Prospect Avenue
	Larchmont, New York 10538

		Paul J. Isaac- manager
		Abigail E. Isaac - grandchild
		Johanna H. Isaac - grandchild
		Samuel F. Isaac  - grandchild
		Benjamin J. Isaac -grandchild

	Majorie S. Isaac u/w/o Irving H. Isaac Marital Trust
	75 Prospect Avenue
	Larchmont, New York 10538

		Paul J. Isaac - manager
		Marjorie s. Isaac - member




Arbiter Partners, L.P.
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York  10010

		Paul J. Isaac - manager



(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

	Isaac Brothers, L.L.C.
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010

	Isaac Grandchildren's Trust
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010

	Majorie S. Isaac u/w/o Irving H. Isaac Marital Trust
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010

	Arbiter Partners, L.P.
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010



(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;
	None
(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and
	None
(f) Citizenship.
	United States
Item 3. Source and Amount of Funds or Other Consideration
Purchases were made with cash for personal investment.
Purchases for Arbiter Partners, L.P., a securities investment partnership, were made with cash for partnership investment
Item 4. Purpose of Transaction
The purchase of 73,450 shares of CL-A security of American Community Properties from the Issuer from 2002 until the present was made for investment purposes. There may be further purchases of the stock from the Issuer for personal investment purposes.
The purchase of 29,700 shares of CL-A security of American Community Properties from the Issuer from June 2005 until the present was made for investment purposes. There may be further purchases of the stock from the Issuer for personal investment purposes.
 Item 5. Interest in Securities of the Issuer


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

Isaac Brothers, L.L.C. holds 212,300 of the issued CL-A shares of the Issuer, or 4.09% (Paul J. Isaac, Daniel H. Isaac and Frederick J. Isaac).

Isaac Grandchildren's Trust holds 12,250 of the issued CL-A shares of the Issuer, or .24% (Abigail E. Isaac, Johanna H. Isaac, Samuel F. Isaac and Benjamin J. Isaac, all minor children of Paul J. Isaac)

Marjorie S. Isaac u/w/o Irving H. Isaac Marital Trust holds 5,000 of the issued CL-A shares of the Issuer, or .10% (Paul J. Isaac and Marjorie S. Isaac)

Arbiter Partners, L.P. holds 29,700 of the issued CL-A shares of the Issuer, or .57%


(b) For each person named in 'response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

212,300 shared power to vote and shared power to dispose for Isaac Brothers, L.L.C. (Paul J. Isaac, manager and Daniel H. Isaac, member and Frederick J. Isaac, member

12,250 shared power to vote and shared power to dispose for Isaac Grandchildren's Trust (Abigail E. Isaac, Johanna H. Isaac, Samuel F.
Isaac and Benjamin J. Isaac, all minor children of Paul J. Isaac)
(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of
Schedule 13D (Section 240.13d-191 ), whichever is less, by the persons named in response to paragraph (a).
Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: ( I) the identity of the person covered by Item 5( c ) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

For Isaac Brothers L.L.C.:

6,600 shares were purchased on June 13, 2005, at the price per share of $16.36
   600 shares were purchased on June 17, 2005 at the price per share of $16.33 via H.G. Wellington & Co. Inc. (brokerage) and initiated by Paul
J. Isaac.
	For Arbiter Partners, L.P.:

		5,800 shares were purchased on June 27, 2005, at the price per share of $18.0166
		   800 shares were purchased on June 28, 2005, at the price per share of $19.2800
		2,400 shares were purchased on June 29, 2005, at the price per share of $19.0100
		12,500 shares were purchased on June 30, 2005, at the price per share of $18.7789
		1,200 shares were purchased on July 13, 2005, at the price per share of $18.8100
		2,800 shares were purchased on July 15, 2005, at the price per share of $18.7236
		1,000 shares were purchased on July 18, 2005, at the price per share of $18.7500
		   400 shares were purchased on July 19, 2005, at the price per share of $18.7800
		 1,400 shares were purchased on July 21, 2005, at the price per share of $18.840
		 1,300 shares were purchased on July 22, 2005, at the price per share of $18.8900
		   100 shares were purchased on July 26, 2005, at the price per share of $18.9800

		via Goldman Sachs Execution Clearing/SLK and initiated by Paul J.
Isaac

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

	Paul J. Isaac has the power to direct the receipt of dividends from or the proceeds from the sale of such
	Securities.  He currently owns 1.41% of the stock




(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3( d)( I) and the note thereto.
	none
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
	The Reporting Person , as one of the Executors of his father's will and manager of the Isaac Brothers L.L.C. partnership, is understood by the family to have power to vote dispositive power over the securities purchased from
this issuer.   Please see Item 7 below for Exhibits.
	The reporting person, as the manager of Arbiter Partners, L.P., is understood by the partners of Cadogan Management, LLC to have sole power to vote and dispositive power over the securities purchased from this issuer.
Item 7. Material to Be Filed as Exhibits
Will of Irving H. Isaac
SIXTH: (A) I appoint my wife, MARJORIE S.
ISAAC, and my son, PAUL, as Executors of this will. If my said wife shall fail to qualify for said office or shall cease to act prior to the completion of the duties of said office, then I direct that no successor be appointed.
If my said son, PAUL, shall fail to qualify for said office or shall cease to act prior to the completion of the duties of said office, then I appoint my son, DANIEL, as successor Executor of this will.
I appoint my said wife, my Son, PAUL, and my friend, STEPHEN R.
EHRLICH, as Trustees of the trust for my said wife's benefit created under this Will. I appoint my son, PAUL, and STEPHEN R. EHRLICH, as Trustees of every other trust created under this will. If at any time my said wife or any of my issue shall he serving as Trustee of any of the trusts created under this will without an Independent Trustee serving with him or her, I direct that he or she shall appoint an independent Trustee to serve with him or her.
I authorize each of my Trustees to appoint any individual or bank or trust company as his successor, such appointment to take effect at such time as shall be specified in the instrument of appointment, and to revoke any such contingent appointment prior to its taking effect.
Each substitute or successor Executor or Trustee shall succeed to all of the rights, powers and discretions conferred upon my original Executors and Trustees.
Each appointment of a successor Executor or Trustee and each revocation of a contingent appointment shall be made in a signed and acknowledged instrument filed in the Court in which this Will is admitted to domiciliary probate.
If at anytime there shall be no Executor or Trustee appointed or service under this Will, then I appoint FIDUCIARY TRUST COMPANY OF NEW YORK to act as successor Executor and /or Trustee.
(B) I direct that no person named herein or appointed pursuant to the provisions hereof to act in a fiduciary capacity shall be required to give or file any bond for the faithful performance of his or her duties in any jurisdiction whatsoever.

OPERATING AGREEMENT

OF

ISAAC BROTHERS, L.L.C.





This Operating Agreement (the "Operating Agreement"), dated as of November 25, 1997, is entered into by and between Paul I. Isaac, Frederick I. Isaac and Daniel H. Isaac as all of the initial members of Isaac Brothers, L.L.C. (the "Company"), a limited liability company organized under the laws of the State of Delaware.

ARTICLE I

 Definitions
1.1. Capitalized Terms. For all purposes of this Operating Agreement, the following terms shall have the meanings set forth below:
"Act" means the Delaware Limited Liability Company Law (Title 6 Section 18-101 et. seq.), as amended from time to time.
"Adjusted Capital Account Deficit" means the deficit balance, if any, in the Capital Account of a Member as of the end of the relevant Fiscal Year, after debiting to such Capital Account the items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations. This definition is intended to comply with Section 1.704-1 (b )(2)(ii)( d) of the Regulations and is to be interpreted consistently with that provision.
'
"Affiliate" means any corporation or other entity controlling, controlled by or under common control with a Person.
"Certificate of Formation " means the articles of organization referred to in
Section 203 of the Act to be filed for the Company, and such articles as amended, in the form of Exhibit A.


Authorized Agent" means the Manager, any agent or agents designated by the Manager, which shall be authorized to act on behalf of Company.

 "Bankruptcy" means the filing of a voluntary case in bankruptcy under the federal bankruptcy law, and, in addition, any other status constituting bankruptcy within the meaning of the Act.

"Basic Documents" shall mean this Operating Agreement, the Certificate of Formation, and the other documents and certificates delivered in connection therewith.
"Business Day" means any day on which banks are not authorized or required to close in New York and on which the New York Stock Exchange is open for trading.
"Capital Account" means, as to any Member, the amount of such Member's Capital Contributions, plus the distributive share of any income or gain that is allocated to such Member under Article III, minus the sum of (a) the amount of cash and the fair market value of the property, if any, distributed to such Member under Article VII, and (b) the distributive share of any expense or loss that is allocated to such Member under Article III. Each of the foregoing items will be computed in accordance with federal income tax accounting principles, as modified by Section 1.704-1(b)(2)(iv) of the Regulations.
"Capital Contribution" means an equity contribution to the Company.

"Cash Available For Distribution" means the excess of cash received from operations of the Company during the Distribution Period immediately preceding the date of distribution under Section 7.1 (and excess cash, if any, from any prior Distribution Period), less (a) the total cash disbursements of the Company for such Distribution Period and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Manager.
"Code" shall mean the Internal Revenue Code of 1986, as amended.
"Company" has the meaning set forth in the first paragraph hereof.
"Company Office" means the principal offices of the Company located at 7 Douglas Lane, Larchmont, New York 10538.
"Distribution Period" means each of the four three-month periods during the Fiscal Year, with the first Distribution Period beginning on the first day of the Fiscal Year and ending on the last day of third month, and with each successive Distribution Period beginning on the day after the end of the prior Distribution Period.
"Distribution Date" means the date on which any distribution is made to the Members.
"Event of Bankruptcy" shall occur, with respect to any Person, if such Person shall commence a voluntary case concerning itself under Title II of the Federal Bankruptcy Code (II U.S.C. Section 101 et. seq.) (the "Bankruptcy Code"); or an involuntary case shall be commenced against such Person and the petition shall not be controverted within twenty days, or shall not be dismissed or stayed within sixty days, after commencement of the case; or a custodian (as defined in the Bankruptcy Code) shall be appointed for, or shall take charge of all or substantially all of the property of such Person; or if such Person shall commence any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, winding up, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to such Person; or there shall be commenced against such Person; any such proceeding which remains undismissed or unstayed for a period of sixty days; or any order of relief or other order approving any such case or proceeding .shall be entered; or if such Person shall suffer any appointment of any custodian or the like for It or any substantial part of I its property to continue undischarged or unstayed for a period of sixty days; or if such Person I shall make a general assignment for the benefit of creditors.
"Fiscal Year" means the period determined in Section 3.5.

"GAAP" means generally accepted accounting principles.
"Manager" means Paul J. Isaac, unless a successor Manager is appointed pursuant to Article XI of this Operating Agreement.
"Member" means the Person in whose name a Certificate is registered in the Register maintained by the Manager.
"Net Revenues" means with respect to any period, the amount by which all revenues of the Company from the operations of the Company exceed operating, administrative and other costs, each determined in accordance with GAAP, consistently applied.
"Operating Agreement" shall mean this Operating Agreement, as the same may be amended and supplemented from time to time.
"Percentage Interest" shall mean, when used with respect to any Member, such Member's proportion, expressed as a percentage, of the total beneficial interest in the Company, which with respect to any Member shall be based upon the number of Units allocated to such Member in relation to the aggregate number of Units allocated to all of the Members.
"Person" shall mean an individual, partnership, corporation, limited liability company, a joint stock company, trust (including a business trust), unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.
"Regulations" means the U.S. Department of the Treasury regulations promulgated under the Code and any successor regulations, and references to particular sections of the Regulations shall be deemed to include references to the appropriate modified or amended provisions of such successor regulations.
"Secretary of State" shall mean the Secretary of State of the State of Delaware.


"Tax Matters Partner" has the meaning set forth in Section 3.4.

"Termination Date" means the date when the Company Assets have been disposed; of or sold by the Manager or other Person responsible for winding up and dissolving the Company and the final distribution by the Manager or such Person of all moneys or other property or proceeds of the Company have been made pursuant to the terms of this Operating Agreement.
"Transferee" has the meaning set forth in Section 4.3.
 "Units" has the meaning set forth in Section 3.8.
1.2. Statement of Intent. The Company is intended to qualify and be classified
I as a partnership under Regulation Section 310.7701-3, and it is neither the purpose nor the intent of the ~ parties hereto to create an association taxable as a corporation.
ARTICLE II
Formation of the Company; Offices,

2.1. Formation of Limited Liability Company. The Members hereby agree to li organize and associate themselves as members in a Delaware limited liability company in accordance with the Act, this Operating Agreement and the Company's Certificate of Formation.
..The Members shall form the Company pursuant to the Act by causing the Certificate of Formation, in the form attached as Exhibit A hereto, to be filed with the Secretary of the State of Delaware.
2.2. Business Purpose. The Company is formed for the purpose of carrying on any lawful business, purpose or activity for which limited liability companies may be formed under the Act; provided, that without the unanimous consent of the Members, the Company will only have the purpose and the power to engage in the following activities:
(a) to issue Units pursuant to this Operating Agreement to the Members in consideration for the contributions by the Members described in
Section 3.1;
(b) to use the contributions from the Members pursuant to Section 3.1 to pay the organizational, start-up and transactional expenses of the Company and certain transaction costs incurred by the Company in connection with the execution and performance of the Basic Documents and to pay for all ongoing business expenses incurred by the Company;

( c ) to enter into and perform the Company's obligations, and enforce the Company's rights, under the Basic Documents to which it is a party;
(d) in the event of a dissolution and liquidation of the Company pursuant to
Section 10.2, to take all steps necessary to wind up its affairs, including the sale of assets, subject to the terms of the Basic Documents;
( e ) to make distributions in accordance with Article VII hereof;
(f) to engage in those activities, including entering into agreements, that are necessary , suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith; and
(g) subject to compliance with the Basic Documents, to engage in such other activities as may be required in connection with conservation of the Company's Assets and the making of distributions to the Members.
2.3. Term of the Company. The Company's existence will commence upon the filing of the Articles of Organization with the Secretary of State and shall continue in perpetuity unless sooner terminated in accordance with the provisions of this Operating Agreement or the Act.
2.4. Liability to Third Parties. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Manager of the Company.
2.5. Principal Office. The Company may have such offices or places of business, either within or without the State of Delaware, as the Members may designate or as the business of the Company may from time to time require. The principal office of the Company is 7 Douglas Lane, Larchmont, New York 10538.
2.6. Registered Agent. The initial registered agent of the Company is Corporation Service Company.
2.7. Registered Office. The address of the initial registered office of the Company is:
1013 Centre Road
Wilmington, Delaware 19805


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 8, 2005
Paul J. Isaac
Manager, Isaac Brothers L.L.C and Arbiter Partners, L.P.